UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	25 November 2022

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	25 August 2023
No. of securities held prior to change

Ordinary shares:

677,218 ordinary shares in BHP Group Limited.

Options and other rights:

761,423 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

248,854 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Class	Ordinary shares in BHP Group Limited.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired	248,435 ordinary shares in BHP Group Limited
Number disposed	The on-market sale of 120,892 ordinary shares in BHP Group Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Vesting of 248,435 share rights for nil consideration. On-market sale of 120,892 shares in BHP Group Limited at AUD $42.9516 per share.
No. of securities held after change

Ordinary shares:

804,761 ordinary shares in BHP Group Limited.

Options and other rights:

568,234 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

193,608 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of:

•  193,189 ordinary shares following the vesting of share awards under the 2018 Long Term Incentive Plan*; and

•  55,246 ordinary shares following the vesting of share awards under the Cash and Deferred Plan.

The on-market sale of 120,892 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the vesting of share awards described above.

* The five year performance period for the 2018 Long Term Incentive Plan ended on 30 June 2023. Mike Henry’s 2018 Long Term Incentive Plan award comprised 193,189 awards (awarded prior to his appointment as CEO), subject to the achievement of the relative Total Shareholder Return performance conditions and any discretion applied by the People and Remuneration Committee. The performance against the Total Shareholder Return performance conditions resulted in 100 per cent of the awards vesting. Further detail in respect of the 2018 Long Term Incentive Plan award is provided in BHP’s Remuneration Report released on 22 August 2023.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 3333

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 31, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary